BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:                                         Mr. Gabriel Eckstein Staff Attorney, Division of Corporate Finance

Ms. Barbara C. Jacobs Assistant Director Office of Information Technologies and Services

November 16, 2015

Re:                             Match Group, Inc.

Registration Statement Filed on Form S-1

Registration No. 333-207472

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between November 9, 2015 and the date hereof the number of Preliminary Prospectuses dated November 9, 2015, which were furnished to 12 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others, was approximately 3,527.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., Eastern time, on November 18, 2015 or as soon thereafter as practicable.

*****

Very truly yours,

J.P. MORGAN SECURITIES LLC

ALLEN & COMPANY LLC

As Representatives of the several Underwriters

By: J.P. MORGAN SECURITIES LLC

By:	/s/ Gregor Fegie
Name:	Gregor Feige
Title:	Executive Director

By: ALLEN & COMPANY LLC

By:	/s/ Eran Ashany
Name:	Eran Ashany
Title:	Managing Director